FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 26, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X   Form 40-F
                                        ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No  X
                                        ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Summary of the resolutions adopted in the extraordinary general meeting of shareholders of Tenaris S.A. (the "Company") held on May 25, 2005.



   Summary of the resolutions adopted in the Extraordinary General Meeting of shareholders of Tenaris S.A. (the "Company")
    held on May 25, 2005 at 46a, avenue John F. Kennedy L-1855, Luxembourg at
                                     11:00.
                              _____________________

(1) Amendment of article 9 of the Articles of Association of the Company by the addition of a sentence confirming that the Board of Directors may appoint a secretary and one or more assistant secretaries to the Board of Directors who need not be a director.

The meeting resolved at the majority set out hereafter to amend in article
9 of the Articles of Association of the Company by the addition of a sentence confirming that the board of directors may appoint a secretary and one or more assistant secretaries to the board of directors who need not be a director.

(2) Amendment of article 10 of the Articles of Association of the Company by the addition of a provision authorizing the certification of copies or excerpts of the minutes of the meetings of the Board of Directors as well any other document of the Company by the secretary of the board or any assistant secretary.

The meeting resolved at the majority set out hereafter to amend Article 10 of the Articles of Association of the Company by the addition of a provision authorising the certification of copies or excerpts of the minutes of the meetings of the Board of Directors as well as any other document of the Company by the secretary and/or assistant secretaries of the Board.

(3) Amendment of article 15 of the Articles of Association of the Company to change the date established for the annual general meeting to be set at the first Wednesday of the month of June at 11:00 hours.

The meeting resolved at the majority set out hereafter to change the date established for the annual general meeting to set such date at the first Wednesday of the month of June at 11:00 hours and to amend article 15.

(4) Amendment of article 16 of the Articles of Association of the Company to state that the convening of shareholder meetings in case the shares of the Company are listed on a foreign regulated market, the notices shall, in addition, be made in accordance with the publicity requirements of such regulated market.

The meeting resolved at the majority set out hereafter to amend article 16 of the Articles of Association of the Company to state that in case the shares of the company are listed on a foreign regulated market, the convening notices shall, in addition, be made in accordance with the publicity requirements of such regulated market.

(5) Amendment of article 19 of the Articles of Association of the Company to include a provision authorizing the secretary of the board of directors or any of its assistant secretaries to sign copies or excerpts of the Shareholders Meetings.

The meeting resolved at the majority set out hereafter to amend article 19 of the Articles of Association of the Company to include a provision authorizing the secretary or an assistant secretary of the board of directors to sign copies or excerpts of the shareholders meetings.

                                   SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 26, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary